Filed by CBRE Acquisition Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CBRE Acquisition Holdings, Inc.

Commission File No. 001-39798

This filing relates to the proposed merger involving CBRE Acquisition Holdings, Inc. and Altus Power, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of July 12, 2021.

On September 17, 2021, Altus Co-Founder and Co-CEO Lars Norell participated in a webinar hosted by IPO Edge, from which excerpts of his remarks are set forth below.

PRESENTATION

John Jannarone

Hello, thank you for joining. I’m John Jannarone. Editor in Chief of IPO Edge and CorpGov. Today we have a very special event, with five senior executives from companies that are either public or going public through SPAC mergers from companies all involved with the power infrastructure of the future. We also have a senior attorney who’s advisor on several of these deals, all of whom you’ll meet momentarily. Very excited to meet them all we’re going to learn about each of these five companies and we’re going to have some great interaction between them.

The wonderful thing about today’s events is that these companies, in fact, work together in some cases, and so you’re going to get a view of the entire new power infrastructure ecosystem. Before we jump into the event itself, I just want to remind everyone that this event will be available on replay. So I get emails about this a lot just go to ipoedge.com right after the event, about two hours afterwards I’d say, and it’ll be there indefinitely to watch as you like.

Additionally, if you’d like to ask any questions, the easiest thing to do is to use the Zoom portal right there in front of you and we’ll get to those towards the second half of the event after we’ve interviewed most of these folks. Now, I think I’d like to quickly introduce everyone, if we might and we’re going to then return to everyone individually.

I’m going to call out Jane Hunter, who’s the CEO of Tritium Holdings Property Limited, which is going public through a merger with DCRN. Jane is in Australia so it’s 2:00 in the morning there. We really appreciate her being with us at this time. We also have Bill Bush, the CFO of Stem. We have Lars Norell, who’s co-founder and co-CEO of Altus Power, which is merging with CVAH. We’ve got Tim Johnston, who’s Co-founder, Executive Chairman of Li-Cycle. We’ve got Brendan Jones, who is the President of Blink Charging. And we have Ramey Layne, who as I just mentioned, is a senior partner at Vinson & Elkins, the M&A and capital markets department,

[ … ]

John Jannarone

All right. Terrific. With that we’re going to move over to Altus. We’ve got Altus Power’s co-founder and co-CEO, Lars Norell. Lars, thanks for joining.

Lars Norell

Thank you so much for having me, John. And I want to echo the previous speakers. Thank you for all the light that you guys are putting on this particular sector and looking at Altus and other companies.

John Jannarone

You bet. Well Lars, the term that I really liked when we spoke last was roof to socket. Can you tell us what how that works and how big the opportunity is out there?

Lars Norell

Absolutely. We think that the TAM, or the Total Addressable Market, is inexhaustible, almost, for building based clean energy and, in particular, solar, of course, which is our core product.

Commercial real estate or real estate period in this country is about 40% of the carbon emission that hits the atmosphere. But only half of a percent of all the solar power made in this country, which is still a very small number, comes from (INAUDIBLE) solar or commercial buildings so there’s a lot of work to do in, basically, equipping all these rooftops and the parking lots next to them with solar arrays, which is what we do every day.

John Jannarone

All right, great. Now, something that really jumped out at me when I first saw this deal announced, and by the way, I should mention that Lar’s companies going public through a merger with CVAH. So existing investors and partners are CBRE (PH), Blackstone, and some of the biggest real estate players in the world. How do they look at this opportunity? They obviously have either ownership or connections to a vast amount of real estate. Do they realize that there’s all that sun hitting the rooftops and it’s just not being put to use?

Lars Norell

Yeah. Yeah. That’s exactly what they realized. And I think that once you’ve been in solar for even two days, you can’t fly in over an airport anywhere in the country without noticing all those rooftops that are sitting below you’re just baking in the sun. I think Blackstone believes, and I think CBRE believes that in 10 years, those roofs are all going to have solar panels on them, and the only question is who put them there.

So for Blackstone, in particular, we’re very proud to be an important part of their ESG mandate. If you go look on their website and in their ESG brochure, Altus and Altus’ pictures of solar systems and other things feature almost everywhere. We’re effectively a way to take the real estate stock that each of these companies controller manage and turn that into a generation asset. And it’s easy to do. We just have to add solar and we can now add storage as well and, ultimately, EV charging.

John Jannarone

All right, great. You know, something that I remember talking to you about last time is the evolution of the panels themselves. So I was joking around with you saying remember Jimmy Carter had the solar panels on his roof and on the White House and Reagan ripped them off. How has the technology changed? Is it vastly different now and--because something has happened because this was not happening so quickly in the early 80s at all.

Lars Norell

Yeah. Now, something has definitely happened. Sadly, or interestingly, the efficiency of the modules themselves have only improved marginally. The modules that Jimmy Carter, the President, and maybe we’re dating ourselves because all of us who know who that is. I don’t know (INAUDIBLE) Jimmy Carter was once a President and he was in the White House. Those models were around 12% deficient and the modules that we’re putting up today around 14 to 15% efficient. So the efficiency increase over the last 35 years, give or take, is almost nonexistent. However, John, the prices of those solar modules have dropped by about 95%, which completely has transformed the equation and made solar something from a fringe tool of energy generation as a hobby to a real competitor of all other sources and forms of power.

John Jannarone

That’s a really good explanation, Lars. And just to drive this point home, I think I mentioned to you as well before, I’ve been at a cocktail party and someone says come on now, this can’t really be efficient. This is all subsidies, right? But the reality is that it is economically efficient, even without subsidies. Is that right?

Lars Norell

Yes, absolutely. If the cocktail party was in 2009, he or she would have been right.

John Jannarone

Yeah.

Lars Norell

If the cocktail party is in 2021, the subsidies have effectively, we think, achieved their objective, which is to start all these industries and start companies like Stem and Li-Cycle and others and the EV charging, of course, as well. But in states like California, states like New York around West Chester, we’re now able to build solar with no rebates whatsoever and still be competitive with prices of power.

John Jannarone

Great. Just one last question, then we’re going to bring all three of you on stage for a moment. I want to tease EVs little bit. We’re, of course, going to have two executives from the charging world later on in the show, but can you tell us about the involvement that Altus may have in the EV world?

Lars Norell

Absolutely. So we have a really awesome incumbency with hundreds of customers across the country where we own solar systems and operate them on their roof or in the ground next to their buildings and we will be there for the next 25 years delivering them discounted clean energy. And many of them have started coming back to us asking, can you also add EV chargers? And of course we intend to do so. We are in construction right now in the first system.

But importantly, we would love it if we can transform the EV angle to make it somewhat unique and make it clean EV charging. That is to say, EV charging into cars and fleets that are visibly connected to carport systems in the parking lot or solar systems on the roof. And we think or hope that, once customers have been able to charge their car using clean electricity, they won’t go back.

John Jannarone

Got you. Perfect. All right, now let’s bring on Tim and Bill again here, and I think the best way to kick this off is to have the two of you, and then we’ll get we’ll get Tim in the conversation as well. But Bill and Lars, can you talk about the way you to work together, how it came to be, and what you’re up to right now?

Bill Bush

Sure. So I think I met Lars, I’m going to guess, almost 10 years ago.

Lars Norell

Yes.

Bill Bush

When he was first, starting with his partners, Altus, and I was actually working for a solar company at the time. And we sold some projects in Massachusetts to Altus, and so that’s how I initially met Lars when I was in solar. Since then, I think we’ve been able to grow the partnership between our two companies and we’re now, for Altus, actually operating some of the battery systems which they own and for the benefit of their investors. And so we’re doing--the Athena platform does all of the work of actually optimizing the output of those batteries and allowing the underlying customer, so in this case the business or whatever the manufacturing plant, whatever it might be, to actually be able to operate their facility with our concern as to when power is available.

Lars Norell

Yeah. We have a great working relationship with Stem. And I’ve known Bill and some others at Altus for a long time, and we really appreciate our partnership. And Bill was completely correct. The intermittency of solar is an honest knock. If a hospital wants to have clean power powering its operations, and it obviously wants to operate on people in the morning or at night, solar has historically not been able to help with that. And the addition of storage into the equation is transformational, frankly. It allows solar to be a source of power that can last through the day and into the night and depending, of course, on the ultimate cost of storage, we can create longer storage windows and delivery mechanism for solar and we hope to do a lot of stuff together and many things in the hopper.

John Jannarone

All right, great. Now, I’ve got a big picture question to put to all three of you, because you’re all touching batteries from different angles. What are your perspectives on the shortage? Is it being addressed properly? Do you see other companies out there finding ways, I mean, of course, we have Tim, but we invited a company, the metals company, which couldn’t make it unfortunately, which is planning to scoop these rare metals off the ocean floor. So that sounds good. But maybe, Tim, I’ll let you take this since you’re so close to the battery world. Are we going the right direction?

Tim Johnston

Yeah. I mean the growth in the sector, we were talking about this earlier, has been huge and it continues to be an acceleration. One of the big headwinds going forward from the battery sector is the availability of these critical materials that go into the better today. Cost is a big factor. You think about it, you know, follow the dollars perspective, 70% of the cost of a battery today is the material to go in the battery.

And so, you know how do we help alleviate that? Well, that’s possibly where recycling comes into play. And that’s why it’s so important that we don’t discard those materials, because the more materials that we can have available is going to be essential, basically, to continue this rate of growth. But yeah, I mean, it’s definitely--we’ve seen shortages everywhere, and we’re definitely trying to address this.

John Jannarone

Great. And Bill, what’s your take on it? And I ask because you’re buying these batteries directly from some of the manufacturers I mentioned earlier. Are the prices going up? Are you seeing enough stock that you’re able to get what you need?

Bill Bush

Well, first, I mean I really want to say, I totally appreciate the work that Tim and his company are doing. I mean, I think the recycling aspect of this is a big one. Batteries do have a life cycle associated with them and the worst thing, much like panels as well, the worst thing you want to--you don’t want to be putting these things in the ground and burying them. That’s a terrible solution. So I mean, renewable energy is not great if you’re putting the product later on into the ground. So I really appreciate that.

But I think, in terms of pricing generally for batteries, we’ve seen it be pretty stable. And there’s a lot of battery capacity coming online in the next number of years. And so we don’t--I think there’s a, you know, for any number of reasons, there’s shipping issues out of China and some other things that I think are more kind of short term issues and maybe COVID related. So we don’t see a long term issue. We think that there’s going to be plenty of supply, even if there’s a short term kind of dislocation that’s going on right now.

John Jannarone

Great. And Lars, what’s your take on that?

Lars Norell

I just wanted to highlight that I have some video jealousy because you guys both have fantastic introductions to what you’re doing. The second point I’d like to make is, Tim--

Bill Bush

—It’s part of the going public process, Lars.

Lars Norell

I guess. I must quickly get on that because I was very impressed. The second thing is, Tim, I’d like to speak to you later about putting solar on those beautiful flat factory rooftops that you have because that’s something we can help—

Tim Johnston

—Yeah. No, no. You’re spot on, right?

Lars Norell

That would be awesome.

Tim Johnston

This is, you know, it’s an important point and we actually do get that question. I was on an interview yesterday and one of the questions was how do you power your facilities? And I think that that’s really important. Just like you, I appreciate what you gentlemen are saying about the need for recycling and the importance of it. This is an ecosystem, right? This is an ecosystem where every part of the supply chain is essential and it’s important that we’re leveraging the tools that are available to support this green revolution, this new economy that’s happening all around us.

John Jannarone

Great.

Tim Johnston

I’ll reach out, Lars.

Lars Norell

Thank you, very much.

John Jannarone

That’s what I like to see. I like see deals done live in our show here. Lars, I want to put something back to you here, which I remember talking about before. You know, obviously, people are familiar with the tailwinds behind this industry because companies from net zero pledges are behind it, there are governments, but are there any headwinds? And I think some of you mentioned, is that there aren’t really any when it comes to putting solar panels on a roof. There’s no regulator who’s going to come in and say no, you can’t do. Is that fair?

Lars Norell

Yeah. We obviously have to be mindful of the regulatory risk because we’re effectively taking on an incumbent industry a little bit, even though there’s no reason to be in open conflict with utility. I don’t think any of us are trying to support coal, particularly, in any way. And the regulators, of course, at the high end supports all the things that those of us on the panel here work on and the extraction and ultimately production and delivery of energy is going to change dramatically in the next decade or two.

But as it relates to solar, there certainly has been occasions when utilities have gotten through builds in the various states that make it impossible or difficult to net meter, for example. That is to say, if you put solar system on a building or in the rooftop, if moments of downtime in that particular building causes to solar system to start spinning the meter backwards and send energy into the grid, will the utility recognize those electrons? Will they give some credit to the particular bill payer? At current status, there are only supportive regulators across the country, but it’s something we keep an eye on a little bit.

Happily, we can say, putting solar on rooftops, in particular, which is a little different obviously than putting roof on--putting solar on the ground, Putting solar on roof doesn’t cause any one to be upset. Everybody supports that. Putting solar on the ground does have some opponents in certain circumstances that the point, of course, being that we take up farmland and other things. And I think there’s probably something to that. It’s not clear that we should cover the entire country in solar on the ground. We should probably a little ground left for other uses. But rooftop solar has mostly supporters.

[ … ]

QUESTION AND ANSWER

[ … ]

John Jannarone

Great. This one could be for Brendan, but probably one of the other folks from earlier in the panel. Someone’s talking about the interaction between the EV battery in the grid. Is it possible that there could be power sent back into the grid, or does that not make sense? Maybe that’s for Stem or forum Altus.

Lars Norell

Yeah. from our perspective, we would not recommend that somebody buys a car and charges it and then sends the power back into the grid. But you can certainly have an electrical vehicle charged at your office. And if you’re lucky, it’s charged at your office using EV chargers and then storage as a buffer and ultimately solar as the source of that energy and then send that car home or drive it home with you in it and have that car discharge into your home. So that, we think, has real business potential because charging your car during the day at the office, which is often where you are during the day, except during the pandemic, of course, which hopefully will be over soon, and then being able to supply your own home with the power that you’ve been gaining during the day in the parking lot seems like a really good idea to us. So not into the grid generally, but into your specific home and as a source of energy for it.

Bill Bush

Yeah. I mean, I think what Lars is really kind of pointing to is the intermittency issue right there.

Right, I mean you come home, you kind of classically--you wake up in the morning, you turn the coffee pot on, TV is on, you’re consuming a lot of power. If you had solar to your home, you would not be able to offset at that point in time. So the car could effectively act as a battery for you and that’s certainly possible. Then, in the night, same thing. You come home from the office, turn the TV on, watch football, or you know, whatever is going on your life and cooking dinner. And so the solar panels, I mean, that’s what it is at my house. I mean, I have an electric car, I have a solar system, and I have two Tesla power walls. And those things are all working together. Just the car isn’t actually a part of it, other than as a consumer (INAUDIBLE)—

[ … ]

John Jannarone

I want to stick on that note for a minute, because I think there are a lot of folks out there who are very excited about all this. But we’re talking largely about enterprise kind of solutions here. Maybe I’ll throw this back to Lars. Lars, when you’re talking about Blackstone and CVRE (PH), these are largely you know office buildings and that kind of thing, but could in sometime in the near future as, say, a homeowner just you know talk to you guys and work with you, too? I mean it sounds like you got plenty of work to do with the big guys, but what about for regular households?

Lars Norell

Yes, we would welcome you to talk to us, John. And the program that we have that is most applicable to you and everyone else who is a homeowner is Community Solar. Community Solar is basically a hybrid between commercial solar where we build large solar arrays on commercial rooftops or parking lots. But instead of selling the power back into that particular building, we sell it to 1000 households in the same electrical load zone.

And so Community Solar is sort of a supplement or an alternative to residential solar that obviously have many public companies that are well known. But Community Solar is for those customers who may not be able to place the solar system on their roof. Perhaps they live in a condo or maybe they are living under a big oak tree and they don’t really want to take down the oak tree. So for all those customers, Community Solar is a way to get clean energy delivered by the grid for free, happily, and we’re selling that power to people at a discount.

And then, of course, they become long term customers of Altus as well, so we can offer them storage. We can offer to add an electrical vehicle charger to their consumption of energy, so the ecosystem idea keeps going with a particular customer base as well.

[ … ]

John Jannarone

Great. We’re almost out of time here. We’ve got one for Lars. And Lars, I think I may have discussed this with you and Greg Felton, but you know, there are obvious benefits as you’ve gone through for let’s say building owner to have, you know, your system in place. But could it actually lead to an improvement in share price? Let’s say I’m a listed REIT (PH). Is it possible that I could command and better cap rate if I worked with you guys?

Lars Norell

We have examples of some very large organizations in the markets. One is a very big e-commerce retailer, beginning with A that I’ve suggested that buildings that have solar arrays on the roof and that can benefit from clean electrification and reducing the carbon emission et cetera will actually trade at a lower cap rate. And I believe they tried to quantify it and haven’t published any numbers around it. But basically, buildings are worth more if they’re able to be supported by solar power, which makes a lot of sense, because in the future, I think the whole market--the corporate market certainly expect there to be carbon reduction emission requirements that you actually have to account for with the regulators in all the way to the SEC.

And if those requirements come along, buildings that already have solar and storage, hopefully, and EV charging will of course be worth more. So that’s another reason to consider installing these things.

John Jannarone

And it just to drive this point home, Lars, I mean, when someone in a building is getting power from you, it’s, by definition, going to be cheaper than off of the grid, right? So that’s a natural economically rational decision.

Unknown Speaker

Yes.

CONCLUSION

John Jannarone

Right. All right, then. I think we’re just about out of time here. I want to thank everyone, especially those of you who are with us live all of the world today. Down under, in the case of Jane, and everyone who asked questions. If anyone wants to watch a replay, it will be up within an hour or two. Everyone, have a great weekend and thank you so much for tuning in. This was a great session. Thank you so much.

Brendan Jones

Thanks, John.

Lars Norell

Thanks, everyone. Thanks, John.

Ramey Layne

Thank you very much.

Jane Hunter

Thanks, John. Take care.

About Altus Power

Altus Power, based in Greenwich, Connecticut, is creating a clean electrification ecosystem, serving its commercial, public sector and community solar customers with locally-sited solar generation, energy storage, and EV-charging stations across the U.S. Since its founding in 2009, Altus Power has developed or acquired in excess of 340 megawatts from Vermont to Hawaii. Visit altuspower.com to learn more.

About CBRE Acquisition Holdings, Inc.

CBRE Acquisition Holdings, Inc. (“CBAH”) is a blank-check company formed solely for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CBAH is sponsored by CBRE Acquisition Sponsor, LLC, which is a subsidiary of CBRE Group, Inc.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the planned business combination between Altus Power and CBAH (the “Business Combination”) and the other transactions contemplated by the business combination agreement entered into by Altus Power and CBAH (the “Business Combination Agreement”) and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Important Information About the Business Combination and Where to Find It

CBAH has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus in connection with the proposed Business Combination and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. CBAH’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with CBAH’s solicitation of proxies for its stockholders’ meeting to be held to approve the Business Combination because the proxy statement/prospectus will contain important information about CBAH, Altus Power and the Business Combination. The definitive proxy statement/prospectus will be mailed to stockholders of CBAH as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201.

Participants in the Solicitation

CBAH, Altus Power and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the Business Combination. CBAH and Altus Power urge investors, stockholders and other interested persons to read the Registration Statement, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and exhibits thereto, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about Altus Power, CBAH and the Business Combination. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in the Registration Statement.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to the use of proceeds for the new credit facility and analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to CBAH’s and Altus Power’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the Business Combination, the business plans, objectives, expectations and intentions of CBAH once the Business Combination and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Altus”), and New Altus’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on CBAH’s or Altus Power’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside CBAH’s or Altus Power’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of CBAH or Altus Power or other conditions to closing in the Business Combination Agreement; (3) the ability of New Altus to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the Business Combination; (4) the inability to complete the private placement of common stock of CBAH to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Altus Power’s current plans and operations; (6) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Altus to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Altus Power and New Altus may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Altus Power’s and New Altus’s business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against CBAH, Altus Power, New Altus or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in the Registration Statement and CBAH’s proxy statement/prospectus when available. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and CBAH and Altus Power undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in CBAH and is not intended to form the basis of an investment decision in CBAH. All subsequent written and oral forward-looking statements concerning CBAH and Altus Power, the Transactions or other matters and attributable to CBAH and Altus Power or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Altus Power Contacts

For Media:

Cory Ziskind

ICR, Inc.

AltusPowerPR@icrinc.com

For Investors:

Caldwell Bailey

ICR, Inc.

AltusPowerIR@icrinc.com